Filed by Prologium Holding Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Translational Development Acquisition Corp.

Commission File No.: 001-42451

Date: June 2, 2026

This document contains confidential information regarding Prologium Holding Inc. (the “Company”) and its subsidiaries, and their businesses. Neither the Company, nor its shareholders, any of its holding companies, subsidiaries, associated undertakings or controlling persons, nor any of their respective directors, officers, partners, employees, agents, representatives or advisers makes any representation or warranty, express or implied, as to the accuracy or completeness of the information contained in this document nor as to the reasonableness of any assumption contained herein or therein and any liability therefore (including in respect of direct, indirect or consequential loss or damage) is expressly disclaimed. Nothing contained herein or therein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. The Company does not undertake or expect to update or otherwise revise this document or any other materials supplied. No information set out in this document will form the basis of any contract. Any prospective investor will be required to acknowledge in the purchase contract that it has not relied on, or been induced to enter into such agreement by, any representation or warranty, save as expressly set out in such agreement. This document and any oral statements made in connection with this presentation do not constitute an offer or invitation for the sale or purchase of the securities or any of the assets, business or undertaking described herein, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This presentation does not constitute either advice or a recommendation regarding any securities. Forward-Looking Statements All statements in this presentation other than statements of historical fact, including, but not limited to, statements regarding the Company’s future operating results, financial position, business strategy, addressable market, anticipated benefits of its technologies, and plans and objectives for future operations and offerings are “forward-looking statements” and can often be identified by the use of terminology such as “may,” “will,” “estimate,” “intend,” “continue,” “believe,” “expect,” “anticipate,” “should,” “could,” “potential,” “projection,” “forecast,” “plan,” “trend,” “assumption,” “opportunity,” “predict,” “seek,” “target,” or similar terminology, although not all forward-looking statements contain these identifying terms. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity, number of customers and market share, the capability of the Company’s technology, Company’s business plans including its plans to expand globally, any benefits of Company’s partnerships, are also forward-looking statements. These forward-looking statements are based upon the Company management’s current expectations, assumptions and estimates as of the date of this presentation, are subject to change and are not guarantees of future results or the timing thereof. While the Company may elect to update these forward-looking statements in the future, each is not under any obligation, and expressly disclaims any duty, to update or otherwise revise the information after the date of this presentation, whether as a result of new information, new developments or otherwise. The Company cannot assure you that the forward-looking statements in this presentation will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the occurrence of any event, or change or other circumstance that could delay; the ability to execute on its business strategy and the ability to develop and commercialize its solid-state battery technology; the ability to accurately estimate the future supply and demand for its batteries; the ability to respond rapidly to emerging technology trends; the ability to compete effectively and the ability to manage growth; changes in applicable laws or regulations; international trade disputes, including threatened or implemented tariffs by the U.S. and threatened or implemented tariffs by foreign countries in retaliation; the ability of Company to execute its business model, including market acceptance of its planned products and services; risks associated with Company’s efforts to commercialize its products; Company’s ability to maintain its existing agreements with third parties and to negotiate and enter into new definitive agreements on favorable terms, if at all; the impact of competing products on Company’s business; intellectual property-related claims against Company; Company’s dependence upon its key personnel and ability to attract and retain such personnel and additional qualified personnel; and Company’s ability to source raw materials forits products. There may be additional risks that the Company presently does not know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Company or its respective directors, officers or employees or any other person that Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this presentation represent the views of Company as of the date of this presentation. Subsequent events and developments may cause those views to change. Except as required by applicable law, the Company does not have any duty to, and does not intend to, update or revise the forward-looking statements in this presentation after the date of this presentation. You should, therefore, not rely on these forward-looking statements as representing the views of Company as of any date subsequent to the date of this presentation. Use of Projections The projections, estimates and targets of the Company’s future performance and the future performance of the markets in which it competes in this presentation are forward-looking statements that are based on assumptions that are inherently uncertain and subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those contained in such projections, estimates and targets. While all projections, estimates and targets are necessarily speculative, the Company believes that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Such projections, estimates and targets are included for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The inclusion of projections, estimates and targets in this presentation should not be regarded as an indication that the Company or its representatives, considered or consider the financial projections, estimates and targets to be a reliable prediction of future events. The independent auditors of the Company did not audit, review, compile or perform any procedures with respect to the projections for the purpose of its inclusion in this presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this presentation. Use of Data This presentation also contains estimates and other statistical data made by independent parties and by the Company relating to competitors, customers, suppliers, partners, market participants, third-party technologies, market size and growth and other industry data. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. The Company has not independently verified the statistical and other industry data generated by independent parties and contained in this presentation and, accordingly, cannot guarantee their accuracy or completeness. Such information may not be directly comparable across companies due to differences in definitions, methodologies, testing conditions, reporting periods, product configurations and other factors.

PROLOGIUM IS DEFINING THE PATH TO SCALABLE NEXT-GEN BATTERIES

OVERVIEW

Years of Battery Development
20

YE2025 Patents
1,000+

$M USD Raised to Date
~$690

Employees
820+

Automotive Samples Delivered
12,000

Cells Delivered to Global Clients Since 2013
2,400,000

KEY HIGHLIGHTS



Fast Charging
6.4 MINS
From 5 to 80% at 5C

-20°C Performance
>90%
Retention

NEXT-GEN BATTERY
Gen 4: Superfluidized (Solid-State 2.0)



OPERATIONAL GIGAFACTORY
Taoyuan, Taiwan


ProLogium

€1.4B FRENCH GOVERNMENT SUBSIDY
Dunkirk Gigafactory


HIGH ENERGY DENSITY 5
HIGH ELECTRICAL PERFORMANCE 4
HIGH SAFETY 3
SCALABLE MANUFACTURABILITY 2
REASONABLE COST 1

BALANCED SOLUTIONS
5-Pillar Framework

KYUSHU ELECTRIC POWER CO.,INC. · Mercedes-Benz · mobility · VINFAST

WORLD-CLASS CUSTOMERS
Global Enterprises

ARKEMA · DELTA · FEV · MAHLE · RIMAC · Schneider Electric

GLOBAL PARTNER NETWORK
Industrial and R&D Partners

#1
In Patents

1,000+
YE2025 Patents

INDUSTRY-LEADING PATENTS
70% Active Patents

Mercedes-Benz · posco · VINFAST

TOP-TIER STRATEGIC BACKERS
Series E Investors

~30% CAGR in ProLogium’s Patent Portfolio ProLogium Leads in Total Patent Scale & Quality 17% of ProLogium’s Patent Are Ranked A(1) (Normalized to 100%) Active Patent % Total Patent ProLogium 17% Active patent: 70% 100% 1,250* 1,052 50% Samsung 13% LG Chem 12% 600 26% BYD 8% 22% 31 20% CATL 4% 2012 2022 2025 2026 * Planned by the end of 2026. (1) Based on value metrics including commercialization actionability, market conditions and industrial positioning of the invention by 3rd party patent platform in 2023.

PROLOGIUM'S PLAN TO SCALE GLOBALLY FROM FOUNDATION IN TAIWAN


Dunkirk, France
2nd SSB Gigafactory
(Under Construction)
Taoyuan, Taiwan
Taoke Factory
SSB Gigafactory
(Operating)
2nd Factory
Further Expansion
1st Factory

North America

US Expansion:
- Initiated discussions with U.S. and Canadian government agencies
- Conducting site selection across multiple U.S. states
- Inlay supply from Asia/EU; Partner assembly in U.S.

Europe

Dunkirk Gigafactory:
- Strong government support
- Targeting commercial operations by YE2029
- 2030E Production Capacity: **4.0 GWh**
- **Max Design Capacity: 44.0 GWh**

APAC

Taoke Gigafactory:
- The world's **1st SSB gigafactory**
- 2025 Production Capacity**: 0.5 GWh**
- 2030E Production Capacity: **>1.0 GWh**
- **Max Design Capacity: 3.0 GWh**

2.05GWH 2032 12.00GWH 2032 1.05GWH 2031 4.00GWH 2031 2032E 2.05 12 1.05GWH 2030 4.00GWH 2030 2031E 1.05 4 2029 2029 2030E 1.05 4 0.80GWH 0.75GWH 2029E 0.8 0.75 2027 Ground 2026—0.80GWH Breaking Event 2027E 0.8 0.55GWH 2024 2024 2024A 0.55 French 2017 Projects Commenced Taiwan 0.05GWH 2017A 0.05 France 2013 0.01GWH 2013A 0.01 Note: Anticipated production capacities are management estimates and are subject to change due to available financing and other factors outside of the Company’s control.

SCALE-UP IN MANUFACTURING MATCHED TO MARKET TARGETING

TARGETING HIGH PERFORMANCE MARKETS WHILE ACHIEVING ECONOMIES OF SCALE BEFORE FUTURE EXPANSION INTO MASS EV MARKET

2006 → 2025 → 2030+

PROVEN MARKET ADOPTION

ProLogium has been manufacturing and commercializing solid-state batteries, demonstrating market proven technology since 2013

PREPARED FOR NEXT STAGE OF GROWTH

High density, safe and fast charging Gen 4 large-cell technology allows ProLogium to address premium market demand and production expansion

Portable Accessories, Wearables

Commercialized products with serial purchase orders



Semiconductor, AGV, Automotive

Commercialized products with serial purchase orders



Premium Vehicle Markets

Development projects with millions of USD revenues by sample delivery



Emerging Markets

Partnership secured, sample testing ongoing


Aerospace
Data Center ESS
Robotics

Small Size, ~30 Ah → **Large Size, ~100 Ah** →

Flexible Lithium Ceramic Battery | Pouch Lithium Ceramic Battery | Pouch Lithium Ceramic Battery | Large Lithium Ceramic Battery


Cell Size

120% 20% 2021 2025 PHEV & EREV BEV Modulization design=> Repairable Renewed BEV 2018 2019 2020 2021 2022 2023 2024 2025 Growth Sufficient fast 5~8 mins charge point charge for 300 km BEV Healthier BEV Industry CTP/CTB/CTC design=> Not Repairable More High turnover investment rate Charging Infra 2017 2018 2019 2020 2021 2022 2023 2024 2025 Profitable CPOs Source : Bloomberg, recurrent

ProLogium
THE PATH TOWARD NEXT GENERATION BATTERIES
BALANCED CHEMICAL SYSTEM SUPPORTED BY SCALABLE MANUFACTURABILITY AND REASONABLE COST
NO TRADE-OFF BETWEEN THE ELECTRICAL PERFORMANCE WITH HIGH ENERGY DENSITY
CELL CHEMICAL SYSTEM
HIGH ENERGY DENSITY 5
Si: 350~400Wh/kg
Li metal/Anode Less : 400~500Wh/kg
HIGH ELECTRICAL PERFORMANCE 4
Fast Charging: </=5~8.5mins (5~80%)@400V
High Power: >/=10C~15C
Low temp: @-20C >/=90% retention of RT
CREATE A RELIABLE CELL MANUFACTURING PLATFORM (NEW UNIVERSE) FOR THE NEW CELL CHEMICAL SYSTEM
NO SAFETY NO HIGH ENERGY DENSITY
HIGH SAFETY 3
No Thermal Runaway at ARC test from room temperature to 300~500oC degree
CELL ENGINEERING SYSTEM :
SCALABLE MANUFACTURABILITY 2
Process: simple is best
Facility Requirement: Low Dry Room requirement
CELL MANUFACTURING PLATFORM (NEW UNIVERSE) SUPPORT THE COMMERCIALIZATION OF THE NEW CELL CHEMICAL SYSTEM
REASONABLE COST 1
BOM + Manufacturing + Pack Design

In a thermal event, the Ionic migration of the 100% Silicon Anode Perfect but dangerous materials cathode releases oxygen, electrolyte fundamentally like NMC 955 cathode, 100% which can react violently determines how efficiently silicon or even Li-metal anode with lithium metal formed at & uniformly Li+ migrate in 360-400 Wh/kg can be applied only when safety the anode and with a rechargeable battery – is ensured. Excellent electrical flammable electrolyte cycle life, low temperature Li-metal Anode(1) performance enables thick film solvents, leading to rapid fire performance, fast charging process for even higher energy or explosion. & thermal stability. density compared to 430-470 Wh/kg conventional limit of 280Wh/kg. (1) Post-Gen 4 technology on Company development roadmap.

Active Safety Mechanism by ProLogium. Safety TRIPLE Mechanism Fully inorganic, non-flammable 100% ceramic separator Superfluidized All Inorganic SSE solid electrolyte, replacing the withstands much higher automatically decomposes in ASM flammable liquid electrolytes temperatures than PP/PE components when exposed to high present in conventional lithium-ion separators, preventing internal temperatures, stabilizing the batteries short circuits and propagation cathode and the anode, preventing thermal runaway Voltage Temperature 5.0 305 4.0 245 3.0 185 PE / PP 2.0 125 1.0 65 ProLogium separator 0.0 5 0 600 1200 1800 2400 3000 3600 4200 4800 5400

?

Tests Mechanism Ni4+-Driven Surface Activation with Ni4+ / O2 Reactive Lattice Oxygen S Sulfide Electrolyte O Oxidation P 2 Formation of Reactive Li Species Li vapor-like reactive species Violent Thermal Runway , near-incandescent Magenta hue Lithium thermal reaction Source : Internal testing, Company analysis based on publicly available literature, including “A critical outlook for large-scale all-solid-state batteries”(Joule 2025). Certain results have been reproduced or interpreted based on published methodologies.

Resistance Across Temperatures on Ceramic Separator Temperature Room Temp. 50oC 150oC 250oC 300oC Resistance 24 24.5 24.8 25.5 26 (mega ohm) Surface change The ceramic separator delivers unmatched mechanical strength, even in cases of severe Before Formation After Formation outside impact, such as Hammer Pouch Before Formation After Formation

Temperature (°C) 800 700 600 500 400 300 200 100 3rd party tested 0 0 1,800 3,600 5,400 7,200 9,000 10,800 Time (Minute) Thermal runaway No thermal runaway Self ASM(4) Stable Gen 4 Discharge Activating Phase Conventional Conventional Liquid(1) Next Generation 2.0 V(Full Cell) = VCAM-VAAM ? 3 V 5.0 305 CAM = CAM Next Generation 1.0 4.0 245 C) Si-Li Alloy = Si-Li Alloy 3V ° ( (2) (V) 3.0 185 Solid Liquid ProLogium Gen 4 is the first and only cell to Voltage 2.0 125 V(Full Cell) = VCAM’-VAAM’ ? 1 V CAM = CAM’ (Different Crystalline) complete ARC testing without thermal runaway 1.0 65 Temperature Si-Li Alloy ? Si-Li-X Compound Solid Sulfide, LPSC(3) 1V in the 40-year history of lithium batteries. 0.0 5 0 1800 3600 5400 Time (Min) Note: Accelerating Rate Calorimeter (ARC) chart reproduced based on published academic literature. (1) Key Characteristics for Thermal Runaway of Li-ion Batteries, Energy Procedia 158 (2019): 4684-4689. (2) In situ-polymerized lithium salt as a polymer electrolyte for high-safety lithium metal batteries. (3) Stage-Dominated Thermal Runaway in Sulfide ASSBs: Decoupled Electrochemical Ignition and Chemical Cascades, https://doi.org/10.21203/rs.3.rs-6428540/v1. (4) Active Safety Mechanism by ProLogium.

Oven Tests 280? (@5?/min) 280? (@10?/min) Vol.(V) Temp.( ) Vol.(V) Temp.(?) ? 5.0 500 5.0 500 4.0 400 4.0 400 3.0 300 3.0 300 2.0 200 2.0 200 1.0 100 1.0 100 0.0 0 0.0 0 0 600 1200 1800 2400 3000 3600 4200 4800 5400 6000 0 600 1200 1800 2400 3000 3600 4200 4800 5400 6000 Time (S) Time (S) Voltage Temp(Chamber) Temp (Top) Voltage Temp(Chamber) Temp (Top) Temp (Bot) Temp (Positive) Temp (Negative) Temp (Bot) Temp (Positive) Temp (Negative)

The Best of Conventional Solid & Liquid Revolutionary Cell Performance Without External Pressure Fast Charging C-rate Capability Near 100% Li+ transport efficiency 0.2-0.4 1 0.7-0.9 with minimal concentration polarization Liquid Solid mins mS/cm o o 57 -20 C 25 C 57 mS/cm at 25oC, 5x higher than 2 12 2 12 12 -20 C Performance the best of solid & liquid electrolytes Fast Charging Cycle ° Liquid Solid Pressure-free operation enabled by non-Newtonian flow behavior Heterogeneous Homogeneous Solid (1) Societe Generale de Surveillance SA.

PERFORMANCE: HIGHEST PROVEN IONIC CONDUCTIVITY

SUPER-FLUIDIZED ALL INORGANIC SSE ACHIEVES THE WORLD'S HIGHEST IONIC CONDUCTIVITY AMONG ELECTROLYTES AT LOW AND ROOM TEMP

SGS Certified Conductivity Test


SGS


SGS


Ionic Conductivity vs Temperature
(Liquid, Solid & Polymer Electrolyte)
Super-Fluidized All Inorganic SSE (57 mS/cm)
LGPS (10 mS/cm)
1 M LiPF6 in EC:DMC (10 mS/cm)
LPSCl (2 mS/cm)
LLZO (0.4 mS/cm)
Composite ELT(0.3 mS/cm)
LATP (0.1 mS/cm)
Gel ELT (0.1 mS/cm)
PEO + LiFSI (0.001 mS/cm)
12.5
-20°C
57
25°C
10
25°C
LGPS / Liquid Organic
Ionic Conductivity (mS/cm)
9.8E+00
2.0E+00
3.9E-01
7.8E-02
1.6E-02
3.1E-03
6.3E-04
1.3E-04
2.5E-05
5.0E-06
1.0E-06
(25)
(20)
(15)
(10)
(5)
0
5
10
15
20
25
30
Temperature (°C)

Innovative Technology Enables High Energy Density Conventional liquid & solid-state batteries increase thermal runaway risk or reduce electric performance as energy density rises, creating a liquid-chemistry density ceiling Cell Energy Density 1,000–1,100 Wh/L 860–940 Wh/L ProLogium solves this fundamental contradiction at the material level 750 Wh/L 430–470 Wh/kg Safety and electric performance are no longer trade-offs 360–400 Wh/kg against energy density, allowing 4th generation technology to 280 Wh/kg exceed traditional ceilings with a roadmap to additional future Conventional Ceiling performance

ENERGY DENSITY OF PACK: SIMPLIFY THE PACK DESIGN

PACK ASSEMBLY UTILITY DUE TO THE GOOD CELL INTRINSIC PERFORMANCE

Gen 4 LCB not only provides supreme battery performance in energy density, charge speed and safety, it also reduces the complexity in system design in cooling, pressuring and heating

	Cell	Simplified thermal mechanism	400v fast charging	Simplified cooling system	Heating-free at low temperature	Additional pressure-free	PACK ASSEMBLY UTILITY
ProLogium SF-IBS	Energy Density: 860~940Wh/L Specific Energy : 360~400Wh/kg	O	O	O	O	O	CTP: 65% (540Wh/L) Module:55% (450Wh/l)
Traditional liquid (LFP)	Energy Density: 380~420Wh/L Specific Energy : 180~200Wh/kg	X Complicated design	X 1000V / 1500V	X Complicated design	X Heating system needed	O	CTP: 60% (240~252Wh/L) Module: X (too low)
ASSB (sulfide)	Energy Density: 800~900Wh/L Specific Energy : 350~400Wh/kg	X Complicated design	O	O	O	X 0~790 ATM[1]	CTP: X (additional Pressure issue) Module: 30% (255~270Wh/L)



Simplified Thermal insulation module

Cell Level Safety



No Need 1000V / 1500V BMS (Fast Charing)

Cell Level Fast-charging



Simplified Cooling System

Cell Level Efficiency



No Need Heat Pump System

Cell Level Low Temp. Performance



No Need Additional Pressure Mechanism

Cell Level Interface Performance

(1) Calculated based on the reported operating pressure of sulfide-based electrolyte described in "A critical outlook for large scale solid-state batteries"(Joule, 2025) (reported as 0~80 MPa; converted to 0~790 atm).

Open a new chapter in lithium battery manufacturing @2024/Q3 ProLogium Totally Shipped more than Cells to market We are shipping next-gen batteries right now New Gwh Level Production line (G2) had already shipped 800k Cells from 2024/Q3 to 2025/Q4

< 0.05 > 0.05 > 0.1 Sample Making Pilot Giga-level Realized Announced Postponed / Delayed Unclear Scale-Up Continuity Company 2013 2017 … 2022 2024 2025 2026 2027 2028 2029 2030 ProLogium Competitive Head Start in 0.05 0.55 0.8 1.6 5.05 0.01 Manufacturing 0.25 0.75 6 0.01(1) Mass production (Begin sales of ASSB cars) Mass production Limited scale Mass production—Announced in 2023 Oct—Sold in 2025 Oct during > 0.2 GWh 0.02(1) pre-IPO stage—Automated production for large—Taiwan production facility delivered—Continuous production scale EV cells ~13 years ahead of on-time and on-budget up planned in Taiwan and competitors France

ProLogium Estimated CapEx Budget ProLogium Estimated CapEx Projection 2x Industry CapEx Reference Industry CapEx Reference 5x 180 Footprint 160 productivity 103x 140 improvement 120 Manufacturing 100 technology generation G1 G2 G3 G4 80 60 250 660 660 1,320 40 20 As capacity scales, continued optimization 300 1,260 1,260 1,260 is expected to further reduce CapEx ameters 0 Par 10 30 55 55 0 5 10 15 20 25 30 35 40 45 50 55 60 65 70 75 80 85 90 65,000 21,000 8,286 6,854

COST & SCALABILITY: A MORE SCALABLE OPERATIONAL FLOW REDUCES OPEX UNIT COSTS

SIMPLIFIED MANUFACTURING FLOW

Fewer Steps. Higher Efficiency. Greater Scalability

Process steps requiring dry room | Process steps integrated/eliminated by ProLogium



Electrode Preparation
Electrode Assembly
Cell Assembly
Conventional
17 steps
Mixing
Coating
Calendaring
Slitting
Notching
Vacuum Dehydration
Blanking
Z-folding Polymer Separator Installation
Tab Welding
Packaging
Pre-Sealing
Electrolyte Injection
Vacuum Impregnation
Formation 1
Degassing & Resealing
Pouch Trimming
Formation 2
8 hours vs 8 mins
Dehydration efficiency improved
7 steps vs 1 step
Dry room coverage reduced
ProLogium
11 steps
Slurry Mixing
Coating (Electrode + Adhesive)
Calendaring
Printing/ Hot Flow Dehydration
Electrode attaching/ Electrolyte Installation
Blanking
Inlay Stacking
Tab Welding
Packaging
Sealing
Eliminated Process
• Electrolyte injection
• Electrolyte Vacuum Impregnation
• Degassing
• Resealing
• >2 times of formation
Formation

GIGA-LEVEL AUTOMATED LINE VALIDATED

Already operating and shipping products

30-40%
Fewer manufacturing step

60-70%
Reduced dry room coverage

800,000
Cells shipped from Giga Factory

Reduced investment
Lower CapEx & OpEx

Patent Protected
Logithium™ architecture & process know-how since 2010



Slurry
Coating
Calendaring
Printing & Dehydration
Electrode attaching
Blanking
Stacking
Tab Welding
Packaging
Sealing

Footage captured on ProLogium Taoke production line in Nov 2023

Electrolyte Cost, USD/kg Conventional Rare / unstable material NMC Cell 58 32 La Ge Li2S Structural cost advantages: Lanthanum Germanium • Rare-metal-free material • Used of lower-cost industrial-grade materials instead of battery grade enabled by purification effect during superfluidization Cell Material LiFSi LiPF6 Conventional Liquid (EU) Superfluidized Solid Oxide, LLZO Solid Sulfide, LGPS All- Inorganic SSE Up to 20% reduction ~15% reduction³ by simplification of the • by Improved energy density cooling system? • Elimination of pressure modules Cell Manufacturing -5~10%—4~7% -1~3% Pack Manufacturing Housing Thermal HV BMS Other BoM Production Pack COGS Management system costs Source: Company estimates. Note: Anticipated costs are management estimates only and are subject to change due to permitting, available financing including the Business Combination, suppliers, and other factors outside of the Company’s control.

Application Application A French top tier racing car OEM & a German luxury sport driving OEM A German high-end business & luxury OEM Long Range Design High Energy Design • Cold weather range > 95% • Range: 800-1000km • Ultimate safety • Ultimate safety • 400V Fast charging: 5-80% < 6.4 mins • 400V Fast charging: 5-80% < 6.4 mins Application A Global full-range passenger & commercial vehicles OEM Replaceable Design • LLCB Design in Horizontal Cooling System • Cell Level Replaceable and Repairable

MASS MARKET STRATEGY
SMALL BATTERY, BIG FUTURE

Traditional LFP+CTP design | ProLogium Next Generation Battery Design



VS



83 kWh Big Volume Pack | 45 kWh Small Volume Pack

		83 kWh Big Volume Pack		45 kWh Small Volume Pack
Energy Density		185Wh/Kg		360~420 Wh/Kg
		403Wh/L		860~940 Wh/L
Total Energy		83 kWh		45 kWh
Weight		560 kg	*Light Weight*	220 kg
Energy Efficiency		7.2 km/kWh		10 km/kWh
Driving Distance		570 km		450 km
Charging Rate		SOC 30-80%, 30 mins@400V	*Increase Driving Distance during 5~6 mins charging*	SOC 5-80%, < 6.4 mins@400V
Driving Rate per charge	5 min	47~54 km		315 km
	6.4 min	85~98 km		360 km
Pack Unit Price		100 USD/kWh		165 USD/kWh
Total Cost of Pack		8300 USD	*Reduce Total Energy*	7425 USD

ProLogium can enables big performance boost in mass market EV, with high energy density cell and fast charging feature

INITIATIVE ALIGNED WITH MAINSTREAM OEM

Future EV development is shifting from "large batteries for long range" toward small batteries, ultra-fast charging, and modular energy design. This approach reduces cost and weight while maintaining practical range. Major OEMs such as Mercedes, Stellantis, BMW, and Volvo are moving in this direction. The Mercedes ELF platform embodies this trend by exploring next-generation charging, energy management, and vehicle architecture.

News Mercedes-Benz unveils experimental vehicle with revolutionary new features: 'A symbol of a bold new era'

Super Fast Charging | **Small Battery Pack、Low TCO** | **Modular，Easy to Repair and Recycle**

The Mercedes ELF (Electric Learning Factory) is an experimental EV platform focused on innovations in charging and energy management, aimed at exploring next-generation charging methods, energy configurations, and vehicle architectures.

	Ultra-Fast Charging Capability	Design Features (Modularization)	Note
ELF Experimental Vehicle	• Supports 900 kW (MCS); CCS + MCS + Wireless • Charging & energy testing platform	• Tests wireless charging, conductive underbody charging, V2G • Highly modular experimental cabin	• Ultra-fast charging + modularization + V2G
IBIS Battery Architecture (STELLANTIS)	• 800V architecture; shorter charging time	• **Battery + e-drive + charger integrated** • **Weight reduction + fewer parts**	• **Modularized architecture**
BMW — Gen6 Battery (Neue Klasse)	• 800V system; +300 km in ~10 min • Battery integrated into structural floor	• New EV platform	• High efficiency + fast charging
Volvo (including ES90) (VOLVO)	• 800V fast charging • Substantial range added in 10 minutes	• Battery integrated into body structure	• Fast charging + structural integration
SSP Platform	• Multi-generation fast-charging upgrade	• Modular platform shared across brands	• Simplified battery philosophy • Modular platform, not modular battery
Wireless Charging	• **11 kW wireless (not ultra-fast)**	• One-box inductive home charger	• Future charging direction

Source : Publicly available information. All trademarks, service, trade names, and logos are the property of their respective owners and are used for identification purposes only. No affiliation, endorsement, or sponsorship is implied.

THE PATH TOWARD NEXT GENERATION BATTERIES

NEXT GENERATION VERSION 2 (EVOLUTION VERSION) - SUPER-FLUIDIZED ALL INORGANIC SOLID –STATE ELT

ORGANIC LIQUID CONTENT IN CELL (WEIGHT)	ORGANIC LIQUID 15~25%		HYBRID	0%	
LI-ION BATTERY ARCHITYPE	CONVENTIONAL	NEXT Generation1.0			NEXT GENERATION 2.0 (EVOLUTION VERSION)
	Liquid	Solid-liquid 1	Solid-liquid 2	All Solid-State	
ELECTROLYTE	Organic liquid	Organic liquid + SSE(organic/inorganic)		ASSE(inorganic ELT)	SUPER-FLUIDIZED ALL INORGANIC SOLID-STATE LITHIUM CERAMIC BATTERY
SEPARATOR	PP/PE separator		CERAMIC SEPARATOR		
CATHODE	LCO/ NMC / LFP/ LMO	High nickel NMC / LFP / LMO	High nickel NMC / Li-rich		
ANODE	Graphite / Graphite + low% silicon	Graphite + high % Silicon / Li-metal	100% Silicon / Li-metal / anode-less		

ProLogium

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About Prologium Holding Inc.

Founded in 2006, Prologium Holding Inc. (“ProLogium”) is an energy innovation company dedicated to the development and manufacturing of next-generation lithium ceramic batteries, holding over 1,100 global patents (granted and pending). In 2013, ProLogium introduced the world’s first next-generation battery architecture featuring a 100% ceramic separator, becoming the first company globally to successfully commercialize solid-state batteries. In 2025, ProLogium again led the industry by introducing the world’s first superfluidized all-inorganic solid-state lithium ceramic battery, integrating the advantages of solid-state and liquid type batteries and redefining next-generation battery technology with automation-ready, scalable mass production and cost competitiveness. In 2026, ProLogium once again received the Edison Awards Gold Award for its superfluidized all-inorganic solid-state lithium ceramic battery technology. With more than 13 years of manufacturing know-how, ProLogium is also the only company globally that can publicly demonstrate a solid-state battery mass-production line—proving that solid-state batteries are not merely a laboratory technology, but a mature solution ready for scalable manufacturing. In 2024, ProLogium inaugurated its first GWh-class gigafactory in Taoyuan, Taiwan, and has shipped more than 800,000 cells to date. In May 2024, ProLogium established its first overseas R&D center in Paris-Saclay, France, providing customized technical support for the European market. The Company’s first overseas GWh-class facility in Dunkirk, France, completed its environmental assessment and building permit process by the end of 2024, with construction expected to begin in 2026. Ramp-up is expected to begin between Q4 2028 and Q1 2029, followed by formal mass production and deliveries in Q2 2029. For more information, visit https://prologium.com/news/.

About Translational Development Acquisition Corp.

Translational Development Acquisition Corp. (“TDAC”) is a blank check company incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. TDAC may pursue an acquisition opportunity in any business, industry, sector, or geographical location, and intends to focus on industries that complement its management team’s background and intends to capitalize on the ability of its management team to identify and acquire a business. TDAC’s management team is led by Michael B. Hoffman, its chief executive officer and chairman of the board of directors, and Avanindra C. Das, chief financial officer. In addition, TDAC’s board includes E. Premkumar Reddy, Curtis T. Keith, Matthew A. Kestenbaum and Christopher Jarratt.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended that are based on beliefs and assumptions and on information currently available to ProLogium and TDAC. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity, number of customers and market share, the capability of ProLogium’s technology, ProLogium’s business plans including its plans to expand globally, the sources and uses of proceeds from the business combination, the anticipated enterprise value of the combined company following the consummation of the business combination, any benefits of ProLogium’s partnerships, strategies or plans as they relate to the business combination, anticipated benefits of the business combination and expectations related to the terms and timing of the business combination are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially diﬀerent from those expressed or implied by these forward-looking statements. These statements are based on ProLogium’s and TDAC’s reasonable expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond ProLogium’s and TDAC’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for ProLogium or TDAC to predict these events or how they may affect ProLogium or TDAC. In addition, there will be risks and uncertainties described in the proxy statement / prospectus relating to the business combination, which is expected to be filed by ProLogium with the SEC and other documents filed by ProLogium or TDAC from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to diﬀer materially from those contained in the forward-looking statements. Neither ProLogium nor TDAC can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the occurrence of any event, change or other circumstance that could delay, impede or prevent the business combination or give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against ProLogium or TDAC, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of ProLogium or TDAC or to satisfy other conditions to closing (including the $250 million Minimum Cash condition); the amount of redemption requests made by TDAC’s public shareholders; the ability to maintain the stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of ProLogium or TDAC as a result of the announcement and consummation of the business combination; the ability to execute on its business strategy and the ability to develop and commercialize its solid-state battery technology; the ability to accurately estimate the future supply and demand for its batteries; the ability to respond rapidly to emerging technology trends; the ability to compete effectively and the ability to manage growth; the ability to recognize the anticipated benefits of the business combination; costs related to the business combination; changes in applicable laws or regulations; international trade disputes, including threatened or implemented tariffs by the U.S. and threatened or implemented tariffs by foreign countries in retaliation; the ability of ProLogium to execute its business model, including market acceptance of its planned products and services; the combined company’s ability to raise capital; future financial performance of the combined company following the business combination; the possibility that TDAC or the combined company may be adversely affected by other economic, business and/or competitive factors; risks associated with ProLogium’s efforts to commercialize its products; ProLogium’s ability to maintain its existing agreements with third parties and to negotiate and enter into new definitive agreements on favorable terms, if at all; the impact of competing products on ProLogium’s business; intellectual property-related claims against ProLogium or the combined company; ProLogium’s dependence upon its key personnel and ability to attract and retain such personnel and additional qualified personnel; ProLogium’s ability to source raw materials for its products; and other risks and uncertainties to be set forth in the section entitled “Risk Factors” in the registration statement on Form F-4 to be filed by ProLogium with the SEC and those included under the heading “Risk Factors” in TDAC’s filings with the SEC. There may be additional risks that neither ProLogium nor TDAC presently knows or that ProLogium and TDAC currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by ProLogium, TDAC, their respective directors, officers or employees or any other person that ProLogium or TDAC will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of ProLogium and TDAC as of the date of this communication. Subsequent events and developments may cause those views to change. Except as required by applicable law, neither ProLogium nor TDAC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of ProLogium or TDAC as of any date subsequent to the date of this communication.

Additional Information and Where to Find It

In connection with the business combination, ProLogium is expected to file with the SEC a registration statement on Form F-4, which will include a proxy statement of TDAC and a prospectus of ProLogium. TDAC shareholders and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus included in the registration statement and any other documents filed with the SEC because these documents will contain important information about ProLogium, TDAC and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of TDAC as of a record date to be established for voting on the business combination. Before making any voting or investment decision, investors and shareholders of TDAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the business combination. The documents filed by TDAC and ProLogium with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

Participants in the Solicitation

ProLogium, TDAC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TDAC shareholders with respect to the business combination. A list of the names of TDAC’s directors and executive officers and information regarding their interests in the business combination will be included in the proxy statement/prospectus for the business combination when available. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TDAC shareholders in connection with the business combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus for the business combination when available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination and does not constitute an offer to sell or the solicitation of an offer to buy any securities of ProLogium or TDAC, nor shall there be any sale of any such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act, or an exemption therefrom.

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